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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.___)*


                            SUNSTAR HEALTHCARE, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    867939100
            -------------------------------------------------------
                                 (CUSIP number)

                               Gary J.Simon, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
- --------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 21, 1996
     ----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

- -------------------                                            -----------------
CUSIP NO. 867939100                                            PAGE 2 OF 6 PAGES
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BERNARD LEVINE, M.D.
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [_]

                                                                    (b)  [_]
- --------------------------------------------------------------------------------
3         SEC USE ONLY



- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [_]


- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

- --------------------------------------------------------------------------------
                    7         SOLE VOTING POWER

  NUMBER OF                                 136,500
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY       8         SHARED VOTING POWER
   OWNED BY
     EACH                     0
  REPORTING   ------------------------------------------------------------------
    PERSON          9         SOLE DISPOSITIVE POWER
     WITH
                              136,500
- --------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                              0
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          136,500

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]


- --------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.7%

- --------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN

- --------------------------------------------------------------------------------

CUSIP NO. 867939100                                            PAGE 3 OF 6 PAGES
          ---------                                            -----------------




ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates consists of the common shares, par value $.001 per share (the "Common Shares"), of Sunstar Healthcare, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 231 East Haven Avenue, Melbourne, Florida 32901

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) The name of the individual filing this statement is Dr. Bernard Levine.

          (b) Dr.  Levine's  business  address is P.O.  Box 2635,  La Jolla,  CA
92038.

          (c) Dr. Levine's principal occupation is individual investor and consultant.

          (d) Dr. Levine has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Dr. Levine has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Dr. Levine is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 136,500 Common Shares reported, 7,500 Common Shares are issuable upon exercise of immediately exercisable, previously granted stock options and 129,000 Common Shares (the "Acquired Shares") were purchased by Dr. Levine for $645,000 in the Company's initial public offering in May 1996. The $645,000 used by Dr. Levine to purchase the 129,000 Common Shares were personal funds.

CUSIP NO. 867939100                                            PAGE 4 OF 6 PAGES
          ---------                                            -----------------


ITEM 4.   PURPOSE OF TRANSACTION.

          The Acquired Shares purchased by Dr. Levine were acquired and are being held as an investment. Dr. Levine does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The number of Common Shares beneficially owned by Dr. Levine is 136,500, comprising 5.7% of the outstanding Common Shares. Of the 136,500 Common Shares reported 7,500 Common Shares are issuable upon exercise of immediately exercisable, previously granted stock options.

          (b) The number of Common Shares as to which Dr. Levine has sole voting power and sole dispositive power is 136,500. Dr. Levine does not share voting or dispositive power in regard to any of the 136,500 Common Shares.

          (c) Effective as of May 15, 1996, the Company granted to Dr. Levine:

                    (i) a non-qualified stock option under the Company's 1996 Stock Option Plan to purchase on or before May 14, 2001, at an exercise price of $5.00 per share, up to 7,500 Common Shares (subject to certain anti-dilution adjustments).

No other transactions in the Common Shares were effected during the past 60 days by Dr. Levine (except for the transactions described in the first sentence of Item 4).

          (d) Not applicable.

CUSIP NO. 867939100                                            PAGE 5 OF 6 PAGES
          ---------                                            -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As a director of the Company, pursuant to the Company's 1996 Stock Option Plan, Dr. Levine was granted an option to purchase 7,500 Common Shares, exercisable immediately at $5.00 per share. Such option terminates on May 14, 2001.

          Dr. Levine is a director of National Home Health Care Corp. ("National") which owns 40.9% of the outstanding Common Shares of the Company. As a director of National, Dr. Levine may be able to direct the election of the Company's directors, effect significant corporate events and generally direct the affairs of the Company.

          Except as described above, there are no contracts, arrangements, understandings, or relationships with respect to the Common Shares to which Dr. Levine is a party or is subject.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

CUSIP NO. 867939100                                            PAGE 6 OF 6 PAGES
          ---------                                            -----------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 12, 1996                              /S/ BERNARD B. LEVINE
                                                  ---------------------
                                                      Bernard B. Levine, M.D.